Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2019

MORGAN STANLEY'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE:

- **_FOR_**: _Three Management Proposals_

① Approve the compensation of named executive officers (Say on Pay non-binding advisory vote)

  – At the start of 2018, as in prior years, the Compensation, Management Development and Succession (CMDS) Committee established a target range of CEO compensation as well as the factors to be considered in determining year-end compensation

  – Based on an evaluation of full-year 2018 Firm and CEO performance, the CMDS Committee set CEO total compensation at $29 million, with shareholder aligned features

  – Under Mr. Gorman's leadership, the Firm achieved record revenues, pre-tax profit[1] and net income[2] and made substantial progress with respect to its strategic objectives, including delivering higher annual returns, pre-tax margin[3] in Wealth Management, and net revenue operating growth[4] and wallet share in Institutional Securities

  – Consistent with previous years, 75% of CEO incentive compensation is deferred over three years and is subject to clawback, and 50% of CEO incentive compensation is delivered in a future performance-vested equity award

  – 100% of CEO deferred compensation is delivered in equity awards, an increased proportion from prior years, and the return on equity goals of the performance-vested equity award were increased, further aligning CEO compensation with shareholders' interests

② Elect all Director nominees

③ Ratify Deloitte & Touche LLP's appointment as the Firm's independent auditor

- **_AGAINST_**: _Shareholder Proposal_

① Prepare an annual report on lobbying expenses

The End Notes are an integral part of this presentation. See slide 16 for information related to the content presented on this page.

COMPENSATION OBJECTIVES

Morgan Stanley has a pay for performance philosophy, and is committed to responsible compensation programs with the following key objectives, all of which support the Firm's culture and values and shareholders' interests:

1	Deliver Pay for Sustainable Performance	• Variable annual incentives and performance-vested long-term incentives tied to future performance against strategic goals • Consideration of returns for shareholders and appropriate rewards to motivate employees
2	Align Compensation with Shareholders' Interests	• Significant portion of incentive compensation is deferred, subject to cancellation and clawback, and tied to the Firm's stock with retention requirements • Ongoing shareholder engagement to understand shareholder views
3	Attract and Retain Top Talent	• Competitive pay levels to attract and retain the most qualified employees in a highly competitive global talent environment • Incentive awards include vesting and cancellation provisions that retain employees and protect the Firm's interests
4	Mitigate Excessive Risk-Taking	• Compensation arrangements do not incentivize unnecessary or excessive risk-taking that could have a material adverse effect on the Firm • Robust governance around review and approval of compensation programs, including from a risk perspective

MorganStanley

FRAMEWORK FOR DETERMINING CEO COMPENSATION

Morgan Stanley has a robust process that supports and reinforces the pay for performance philosophy that incorporates the following key steps:



1

Set Performance Priorities

In the context of the Firm's strategic objectives, the Board sets annual performance priorities

- Priorities include both financial and non-financial performance metrics for the Firm and its business segments

2

Establish Target Compensation Range

The CMDS Committee establishes the target CEO compensation range

- The range is informed by prior year CEO compensation at peer financial firms, among other factors
- Guidelines for performance assessment are outlined

3

Assess Performance

The CMDS Committee assesses Firm and executive performance at year end, including:

- Progress in achieving the Firm's strategic objectives and annual performance priorities
- The CEO's overall leadership

4

Determine Compensation

The CMDS Committee determines CEO compensation after year end based on its performance assessment and discussion with the Board

The CMDS Committee determines CEO compensation elements that support the Firm's key compensation objectives

STRATEGIC OBJECTIVES AND TARGET COMPENSATION RANGE

The Board oversees the establishment of long-term strategic objectives of the Firm. The CMDS Committee establishes a target CEO total compensation range annually to serve as a guideline for pay



1 2018-2019 Strategic Objectives

1 Deliver Wealth Management Pre-Tax Margin[2] of 26 – 28%

2 Expand ISG Penetration and Leadership

3 Position Investment Management for Growth

4 Realize Firm Expense Efficiency Ratio[3] of ≤73%

5 Maintain Attractive Capital Return Profile

1 Medium Term

ROE[4]: 10% - 13%
ROTCE[5]: 11.5% - 14.5%

2 MS CEO Total Compensation Range and Pay for Performance Approach[1]

$28 Million or More

- CEO performance exceeds expectations
- Strong Firm performance and shareholder returns

- CEO performance meets expectations
- Firm performance and shareholder returns generally in line with peers with room for continued progress

- CEO performance below expectations
- Firm performance and shareholder returns are below expectations

$10 Million or Less

The End Notes are an integral part of this presentation. See slide 16 for information related to the content presented on this page.

Morgan Stanley

❸ STRATEGIC OBJECTIVES: MARK TO MARKET[1]



2018 – 2019 Strategic Objectives		2018 Results
1 Deliver Wealth Mgmt. Pre-Tax Margin[2] of 26 – 28%	✓	Pre-Tax Margin[2] of 26.2%
2 Expand Institutional Securities Penetration and Leadership	✓	8% net revenue operating growth[3]; wallet share expansion across Sales & Trading and Investment Banking
3 Position Investment Management for Growth	Ongoing	9% asset management revenue operating growth[3]; positive long-term net flows[4]
4 Realize Firm Expense Efficiency Ratio[5] of ≤73%	✓	Efficiency ratio[5] of 72.0%
5 Maintain Attractive Capital Return Profile	✓-	Maintained $6.8Bn aggregate distribution[6]
ROE[7]: 10% – 13% ROTCE[8]: 11.5% – 14.5%	✓	ROE[7]: 11.5% ROTCE[8]: 13.2%

The End Notes are an integral part of this presentation. See slide 17 for information related to the content presented on this page.

❸ RECORD PERFORMANCE IN 2018: SELECTED HIGHLIGHTS

Firm			
	Revenue	$40.1Bn	Record
	Pre-Tax Profit[1]	$11.2Bn	Record
	Net Income[2]	$8.7Bn	Record

Institutional Securities			
	Investment Banking Revenues	$6.1Bn	Record
	Equity Revenues	$9.0Bn	#1 Globally[3]

Wealth Management			
	Revenues	$17.2Bn	Record
	Pre-Tax Profit[1]	$4.5Bn	Record
	Pre-Tax Margin[4]	26.2%	Record

The End Notes are an integral part of this presentation. See slides 17 and 18 for information related to the content presented on this page.

❸ STRONG RETURNS AND SUFFICIENT CAPITAL SUPPORT INVESTMENT

Attractive Capital Return Profile

**Share Repurchases[1]
(Calendar Year – $Bn)**



**Return on Equity and Return on Tangible Common Equity[2][3]
(%)**

Ability to Invest for Growth

**Capital
(End of Period – $Bn)**



The End Notes are an integral part of this presentation. See slide 18 for information related to the content presented on this page.

❸ STRONG OPERATING LEVERAGE – AIDED BY EXPENSE DISCIPLINE, WHILE STILL INVESTING FOR GROWTH



Firm Expense Efficiency Ratio[1], ex DVA[2] (%)

12 Pct Pt Change

84%

72%

2013 — 2018

Pre-Tax Profit[3], ex DVA[2] ($Bn)

114%

5.2

11.2

2013 — 2018

The End Notes are an integral part of this presentation. See slide 18 for information related to the content presented on this page.

❸ EXECUTION OF STRATEGIC OBJECTIVES GENERATES STRONG SHAREHOLDER RETURN OVER TIME



The End Notes are an integral part of this presentation. See slide 18 for information related to the content presented on this page.

❹ CEO COMPENSATION DETERMINATION

At year end, the CMDS Committee assessed the Firm's record 2018 performance, substantial progress on 2018 – 2019 Strategic Objectives, and the CEO's outstanding leadership to determine 2018 CEO compensation



MS 2018 CEO Performance Evaluation

+ Record performance in 2018 driven by revenue growth and expense discipline

+ Substantial progress on many 2018 – 2019 strategic objectives, including medium term ROE and ROTCE targets

+ Outstanding leadership, with respect to Firm culture, and among clients, shareholders, regulators, and employees

- Negative TSR performance

MS 2018 CEO Compensation Opportunity ($MM)

% of Incentive Compensation — $29MM

50% Performance-Vested Long-Term Equity Incentive Compensation — • 13.8

25% Time-Vested Deferred Equity — • 6.9

100% Equity

25% Cash Bonus — • 6.9

Base Salary — • 1.5

Proxy Summary Compensation Table View: $28.2MM
(Current year cash + prior year stock awards)[1]

The End Notes are an integral part of this presentation. See slide 19 for information related to the content presented on this page.

❹ COMPENSATION PROGRAM IS WELL ALIGNED WITH BEST PRACTICES IN GOVERNANCE, RISK MANAGEMENT, AND REGULATORY PRINCIPLES

Key Features of Compensation Program

Deferred Incentive Compensation	• 75% of 2018 CEO incentive compensation is deferred over three years • Clawbacks cover material adverse outcomes, even absent misconduct • No automatic vesting on change-in-control, double trigger in place
Performance-Vested Long-Term Equity Incentive Award	• CEO performance-vested award is 50% of bonus, consistent with shareholder feedback • ROE goals were increased for awards granted as part of 2018 compensation • Shares earned can range from 0 – 1.5x target based on three year performance against ROE and TSR goals
Equity-Based Compensation	• Significant portion of equity-based compensation aligns employee and shareholder interests with 100% of CEO deferred compensation awarded in equity • Meaningful share ownership and retention requirements further shareholder alignment
Executive Compensation Best Practices	• Prohibitions on pledging, hedging, selling short or trading derivatives • No excise tax protection upon a change-in-control • Annual risk review of compensation programs • CMDS Committee retains independent compensation consultant

MORGAN STANLEY IS COMMITTED TO MAINTAINING BEST IN CLASS GOVERNANCE PRACTICES – GOVERNANCE HIGHLIGHTS

Board Structure and Independence	• 5 new directors since 2016; diversity of skills, attributes and perspectives • Average tenure ~5 years; 31% female • Expansive Independent Lead Director role[1]
Board Oversight	• Oversees Firm's strategy, annual business plans, Enterprise Risk Management (ERM) framework, and culture, values and conduct • Reviews succession plans for CEO and senior executives and strategic progress • Conducts annual offsite with management to review long-term strategy
Shareholder Rights and Accountability	• Bylaws provide for proxy access • Shareholders who own at least 25% of common stock may call special meeting of shareholders • All directors elected annually by majority vote • No "poison pill" in effect
Annual Evaluations	• Board, Independent Lead Director and Committee self-assessments • One-on-one Board member interviews and written guidelines • Encompasses duties and responsibilities, individual director performance, Board and committee structure, culture, process and execution
Shareholder Engagement	• Board and management values the views of shareholders • Investor input has led to proxy access and enhanced proxy disclosure of: Board evaluation process, director orientation/education, succession planning, Environmental, Social, and Governance matters and enhanced alignment of compensation and performance

The End Notes are an integral part of this presentation. See slide 19 for information related to the content presented on this page.

BOARD OF DIRECTORS HAS RELEVANT AND DIVERSE EXPERIENCE

The Board continues to recruit directors to bring new skills and perspectives into the Boardroom

Board Members	Select Experience[1]
James Gorman *Chairman and CEO (2010)*	• Previously President of MS, President of MS Wealth Management and Co-Head of Strategic Planning
Elizabeth Corley *Director (2018)*	• Previously Senior Adviser, non-executive Vice Chair and global CEO of Allianz Global Investors (U.K.) Ltd.
Alistair Darling *Director (2016)*	• Currently Member of House of Lords in the British Parliament • Previously Chancellor of the Exchequer, Member of House of Commons, and served in the Government of the United Kingdom
Thomas H. Glocer *Independent Lead Director (2013)*	• Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP
Robert H. Herz *Audit Chair (2012)*	• Currently President of Robert H. Herz LLC • Previously Chairman of Financial Accounting Standards Board and member of the International Accounting Standards Board
Nobuyuki Hirano *Director (2015*)*	• Currently Chairman of Mitsubishi UFJ Financial Group, Inc. (MUFG) and Director of MUFG Bank, Ltd. (MUFG Bank) • Previously President and Group CEO of MUFG and Chairman of MUFG Bank
Jami Miscik *Operations & Technology Chair (2014)*	• Currently CEO and Vice Chair of Kissinger Associates, Inc. • Previously Global Head of Sovereign Risk at Lehman Brothers and Deputy Director for Intelligence at the CIA

Board Members	Select Experience[1]
Dennis M. Nally *Director (2016)*	• Previously Chairman of PricewaterhouseCoopers International Ltd.
Takeshi Ogasawara *Director Nominee (2019)*	• Currently Advisor to MUFG Bank • Previously Deputy President of MUFG Bank
Hutham S. Olayan *CMDS Chair (2006)*	• Currently Chair and principal and director of The Olayan Group • Previously President & CEO of the Olayan Group's U.S. Operations
Mary L. Schapiro *Director (2018)*	• Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P. • Previously Chair of Securities and Exchange Commission, Chair and CEO of Financial Industry Regulatory Authority and Chair of the Commodity Futures Trading Commission
Perry M. Traquina *Risk Chair (2015)*	• Previously Chairman, CEO and Managing Partner of Wellington Management Company LLP
Rayford Wilkins, Jr. *Nominating & Governance Chair (2013)*	• Previously CEO of Diversified Businesses of AT&T Inc.

* Previously served as a director of Morgan Stanley from 2009 to 2011

(Year) = Year Director joined Board ▬ *= New Director in 2016-2018*

The End Notes are an integral part of this presentation. See slide 19 for information related to the content presented on this page.

MORGAN STANLEY'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST PREPARING AN ANNUAL REPORT ON LOBBYING EXPENSES

- We are committed to complying with all applicable laws relating to political contributions and lobbying activities, including registration and reporting, and our current public disclosures provide our shareholders with extensive information on our lobbying activities

- We publicly disclose all U.S. Federal lobbying costs and the issues to which they relate, including dues attributable to lobbying by U.S. trade associations, on a quarterly basis available on a link from our website. We also disclose state and local lobbying costs where required by law. For 2018, lobbying costs, including trade membership dues, were not material

- Our political activities, including our lobbying activities and expenditures related thereto, are subject to oversight by management and the Board

- Given the comprehensive public disclosures we already make, the creation of a separate report to shareholders detailing information already filed and publicly disclosed in accordance with extensive federal, state and local regulations would not be an efficient use of corporate resources

Morgan Stanley

END NOTES

The following notes are an integral part of the Firm's financial and operating performance described in this presentation:

General

- A detailed analysis of the Firm's financial and operational performance for 2018 is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2018 (2018 Form 10-K).

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[1.] Pre-Tax Profit is defined as income (loss) from continuing operations before income taxes.

[2.] Represents net income applicable to Morgan Stanley.

[3.] Pre-Tax Margin represents Pre-Tax Profit divided by net revenues. Pre-Tax Margin is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

[4.] Net revenue operating growth for Institutional Securities excludes the impact of the 2018 gross ups which resulted from the adoption of the accounting update, *Revenue from Contracts with Customers* ('Revenue Recognition'). See Note 2 to the financial statements included in the 2018 Form 10-K for information on the adoption of the Revenue Recognition accounting update. Net revenue operating growth excluding the impact of the adoption of the Revenue Recognition accounting update is a non-GAAP financial measure the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

Page 5

[1.] Compensation range informed by prior year CEO pay levels at 16 Peer Financial Companies, including (i) five large U.S. banks: Bank of America, Citigroup, Goldman Sachs, JPMorgan Chase, and Wells Fargo; and (ii) other financial companies in S&P 100 index: AIG, Allstate, American Express, BlackRock, BNY Mellon, Capital One, Mastercard, MetLife, Paypal, US Bancorp, and VISA.

[2.] Pre-Tax Margin represents income (loss) from continuing operations before taxes divided by net revenues. Pre-Tax Margin is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

[3.] Firm Expense Efficiency Ratio represents total non-interest expenses as a percentage of net revenues.

[4.] The calculation of return on average common equity ('ROE') for the medium term target utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average common equity, exclusive of intermittent discrete tax items. When excluding intermittent net discrete tax benefits, both the ROE numerator and denominator are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROE excluding intermittent discrete tax items is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

[5.] The calculation of return on average tangible common equity ('ROTCE') for the medium term target utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity, exclusive of intermittent discrete tax items. Tangible Common Equity ('TCE') equals common equity less goodwill and intangible assets net of allowable mortgage servicing rights. When excluding intermittent net discrete tax benefits, both the ROTCE numerator and denominator are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROTCE excluding intermittent discrete tax items and TCE are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

END NOTES (CONT.)

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1. Represents results against the 2018 – 2019 Strategic Objectives established at the beginning of 2018.

2. Pre-Tax Margin represents income (loss) from continuing operations before taxes divided by net revenues. Pre-Tax Margin is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

3. Operating growth rate percentages for Institutional Securities ('ISG') net revenue and Investment Management ('IM') asset management revenue exclude the impact of the 2018 gross ups which resulted from the adoption of the accounting update, *Revenue from Contracts with Customers* ('Revenue Recognition'). See Note 2 to the financial statements included in the 2018 Form 10-K for information on the adoption of the Revenue Recognition accounting update. In determining the growth rate percentages approximately $320 million was excluded from ISG 2018 net revenue and approximately $78 million was excluded from IM 2018 asset management revenue. Growth rate percentages excluding the impact of the adoption of the Revenue Recognition accounting update are non-GAAP financial measures the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

4. Long-term net flows include the equity, fixed income and alternative/other asset classes and exclude the liquidity asset class.

5. Firm Expense Efficiency Ratio represents total non-interest expenses as a percentage of net revenues.

6. In June 2018, we received a conditional non-objection to our Capital Plan, where the only condition was that our capital distributions not exceed the greater of the actual distributions we made over the previous four calendar quarters, or the annualized average of actual distributions over the previous eight calendar quarters. Our 2018 Capital Plan includes the repurchase of up to $4.7 billion of outstanding common stock for the four quarters beginning in the third quarter of 2018 through the end of the second quarter of 2019, as well as an increase in the Firm's quarterly common stock dividend to $0.30 per share from the previous $0.25 per share that commenced with the dividend announced on June 28, 2018. The total amount of expected 2018 capital distributions is consistent with the $6.8 billion of actual dividends and gross share repurchases included in our 2017 Capital Plan.

7. The calculation of return on average common equity ('ROE'), for both the medium term target and 2018 results, utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average common equity, exclusive of intermittent discrete tax items. The 2018 ROE result excludes intermittent net discrete tax benefits of approximately $203 million, which resulted in an approximate 30 basis point reduction in ROE. When excluding intermittent net discrete tax benefits, both the numerator and denominator are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROE excluding intermittent discrete tax items is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

8. The calculation of return on average tangible common equity ('ROTCE'), for both the medium term target and 2018 results, utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity, exclusive of intermittent discrete tax items. Tangible Common Equity ('TCE') equals common equity less goodwill and intangible assets net of allowable mortgage servicing rights. The 2018 ROTCE result excludes intermittent net discrete tax benefits of approximately $203 million, which resulted in an approximate 30 basis point reduction in ROTCE. When excluding intermittent net discrete tax benefits, both the ROTCE numerator and denominator are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROTCE excluding intermittent discrete tax items and TCE are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

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1. Pre-Tax Profit is defined as income (loss) from continuing operations before income taxes.

2. Represents net income applicable to Morgan Stanley.

3. ISG Equity Revenues market share is based on the reported 2018 net revenues for the equity sales and trading businesses of Morgan Stanley and the following global peer companies: Goldman Sachs, JPMorgan Chase, Bank of America, Citigroup, Barclays, UBS Group, Deutsche Bank, and Credit Suisse.

END NOTES (CONT.)

[4.] Pre-Tax Margin represents Pre-Tax Profit divided by net revenues. Pre-Tax Margin is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

Page 8

[1.] Share repurchases represent actual shares re-acquired during the year noted, representing a blend of two sequential CCAR cycles.

[2.] The calculations of ROE and ROTCE for each year utilize net income applicable to Morgan Stanley less preferred dividends as a percentage of average common equity and average tangible common equity, respectively, exclusive of intermittent discrete tax items. The 2018 ROE and ROTCE percentages exclude intermittent net discrete tax benefits of approximately $203 million (an approximate 30 basis point reduction). For reconciliations of ROE and ROTCE, excluding intermittent discrete tax items for the years 2016 through 2018, see pages 29 and 30 of the 2018 Form 10-K. When excluding intermittent net discrete tax items both the ROE and ROTCE numerators and denominators are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROE and ROTCE, excluding intermittent discrete tax items are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

[3.] Tangible Common Equity ('TCE') equals common equity less goodwill and intangible assets net of allowable mortgage servicing rights. TCE is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess capital adequacy.

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[1.] Firm Expense Efficiency ratio represents total non-interest expenses as a percentage of net revenues. For 2013, the Expense Efficiency ratio was calculated as non-interest expenses of $27,935 million, divided by net revenues of $33,174 million, which excludes the negative impact of $681 million from debt valuation adjustments ('DVA'). The Expense Efficiency ratio, excluding DVA is a non-GAAP financial measure the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

[2.] DVA represents the change in fair value resulting from the fluctuations in the Firm's credit spreads and other credit factors related to liabilities carried at fair value under the fair value option, primarily certain long-term and short-term borrowings. The Firm believes that most analysts, investors and other stakeholders assess its operating performance exclusive of DVA. Effective January 1, 2016, pursuant to new accounting guidance that the Firm adopted, gains and losses from DVA are presented in other comprehensive income (i.e., a component of common equity) as opposed to net revenues and net income. Prior to January 1, 2016, gains and losses from DVA are presented in trading revenues (i.e., a component of Net Revenues).

[3.] Pre-Tax Profit is defined as income (loss) from continuing operations before income taxes. Pre-Tax Profit for 2013 excludes the negative impact of $681 million from DVA. Pre-Tax Profit and Pre-Tax Profit, excluding DVA are non-GAAP financial measures the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

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[1.] Total Shareholder Return represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period (defined herein as "TSR").

[2.] Source of TSR percentages and averages: Bloomberg.

[3.] Global peers include the following eight companies: Goldman Sachs, JP Morgan Chase, Bank of America, Citigroup, Barclays, UBS Group, Deutsche Bank, and Credit Suisse.

END NOTES (CONT.)

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1. Pursuant to SEC rules, the Summary Compensation Table in the Firm's proxy statement is required to include for a particular year, only those equity awards granted during the year, rather than awards granted after year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, the Summary Compensation Table that appears in the Firm's 2019 proxy statement includes not only non-equity compensation awarded for service in 2018, but also stock awards and forward-looking performance vested compensation in respect of performance in 2017, in each case granted in 2018.

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1. As part of his or her formal duties and responsibilities, the Independent Lead Director shall:

   – Preside at all meetings of the Board at which the Chairman is not present;

   – Have the authority to call, and lead, Non-Management Director Sessions and Independent Director Sessions;

   – Help facilitate communication among the Chairman, the CEO and the non-management and independent directors, including serving as liaison between the Chairman and the Independent directors;

   – Help facilitate the efficient and effective functioning and performance of the Board and open dialogue among the Board;

   – Solicit the non-management directors for advice on agenda items for meetings of the Board;

   – Communicate with the Chairman and the CEO between meetings and act as a "sounding board" and advisor;

   – Advise the Chairman and the CEO of the Board's informational needs;

   – Approve the types and forms of information sent to the Board;

   – Collaborate with the Chairman and the CEO in developing the agenda for meetings of the Board and approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items and may request inclusion of additional agenda items;

   – Be available, if requested, to meet with the Firm's primary regulators;

   – Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Board Corporate Governance Policies;

   – Lead the annual evaluation of the performance and effectiveness of the Board;

   – Consult with the Chair of the Nominating and Governance Committee on Board succession planning and Board Committee appointments;

   – Interview candidates for the Board; and

   – Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO.

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1. For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" in the 2019 Proxy Statement.

NOTICE

The information provided herein may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in the Firm's Annual Report on Form 10-K for the year ended December 31, 2018, which is available on www.morganstanley.com, or within this presentation. The endnotes on pages 16 – 19 are an integral part of this presentation.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's Annual Report on Form 10-K for the year ended December 31, 2018.

The statements in this presentation are current only as of their respective dates.